Federal Screw Works 2003 Annual Report

Board of Directors

Thomas W. Butler, Jr.†**
President, Thomas W. Butler and Associates, Inc., Business Consultants

Frank S. Galgan†**
President, Beier Howlett, PC

Hugh G. Harness*
Business Consultant, Retired President and Chief Operating Officer of the Company

F. D. Tennent†**
Business Consultant; Retired Senior Vice President — Finance, Secretary & Treasurer of the Company

Robert F. ZurSchmiede*
Executive Vice President and Chief Operating Officer of the Company

Thomas ZurSchmiede*
President and Chief Executive Officer of the Company

W. T. ZurSchmiede, Jr.*
Chairman of the Board, Chief Financial Officer, and Secretary of the Company

*Member of Executive Committee

**Member of Audit Committee

†Member of Compensation Committee

Officers

Thomas ZurSchmiede
President and Chief Executive Officer

W. T. ZurSchmiede, Jr.
Chairman of the Board, Chief Financial Officer, and Secretary

Robert F. ZurSchmiede
Executive Vice President and Chief Operating Officer

John M. O'Brien
Vice President — Sales and Marketing

Jeffrey M. Harness
Vice President — Boyne City, Chelsea and Novex Tool Divisions

Wade C. Plaskey
Treasurer and Corporate Controller

Financial Highlights

Federal Screw Works

(Dollars in thousands, except per share data)

Years Ended June 30	2003	2002	2001
Net sales	$95,378	$95,496	$105,912
Earnings before federal income taxes	4,905	6,571	6,873
Federal income taxes	1,602	2,066	2,230
Net earnings	3,303	4,505	4,643
Depreciation and amortization	6,548	5,933	5,131
Capital expenditures	5,722	7,542	12,405
Working capital	18,920	20,410	19,861
Cash dividends declared	1,392	1,402	2,447
Stockholders' equity	55,115	61,304	60,456
Per Share Data			
Net earnings	$ 2.22	$ 2.89	$ 2.91
Cash dividends declared	0.92	0.88	1.50

Average number of shares outstanding:
2003 — 1,487,942; 2002 — 1,558,479; 2001 — 1,594,109

The average shares outstanding and all per share amounts have been adjusted retroactively for the February, 2003, five for four stock split.

Annual Meeting
October 23, 2003, 10 a.m.
Federal Screw Works
20229 Nine Mile Road
St. Clair Shores, Michigan 48080

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
Shareholder Inquiries 1-800-426-5523
www.equiserve.com

Registrar
EquiServe Trust Company, N.A.

Federal Screw Works
Corporate Offices:
20229 Nine Mile Road
St. Clair Shores, Michigan 48080
Telephone: 586-443-4200

Division locations: Big Rapids, Boyne City, Brighton, Chelsea, Romulus, Traverse City, Michigan

10-K Available:
Copies of the 2003 Form 10-K including the financial statements and schedules as filed with the Securities and Exchange Commission may be obtained without charge by the Stockholders from the Company upon written request to the Secretary. Exhibits will likewise be supplied upon payment of a reasonable fee.

Federal Screw Works shares are traded on the NASDAQ Small Cap Market. The Company's symbol is FSCR.

To Our Shareholders:

The Company reports net earnings for the fiscal year ended June 30, 2003, of $3,303,000, or $2.22 per share, on sales of $95,378,000. For the year ended June 30, 2002, the Company reported net earnings of $4,505,000, or $2.89 per share, on sales of $95,496,000. Last year's net earnings included after-tax gains from the sale of stock acquired in the demutualization of insurance companies of $1,498,000. Net earnings for the fourth quarter ended June 30, 2003, were $1,812,000, or $1.22 per share, on sales of $24,062,000. Net earnings for the fourth quarter ended June 30, 2002, were $2,405,000, or $1.54 per share, on sales of $26,825,000. The above per share amounts have been adjusted to retroactively give effect to a 5 for 4 stock split declared February 14, 2003, paid April 1, 2003.

We are pleased to report another year of strong profit performance given continuing recessionary demand. In the first instance, the Company's automotive customers are experiencing lagging North American vehicle sales despite aggressive incentives. In the second, refrigeration product shipment schedules, which are typically tied to commercial building, are unusually weak. Within this general framework, the Company's sales and earnings were much like the year before as various cost pressures were accompanied by continuous quality and efficiency improvements. Capital expenditures, which primarily support new business, were $5.7 million in comparison to $7.5 million last year.

Solid earnings in tough times have also contributed to stability in the price of the Company's common stock. At August 21, 2003, the stock price was $35.26. In addition to the annual cash dividend of $.40 per share, the Company was pleased to authorize an extra cash dividend of $.30 payable October 1, 2003, to shareholders of record September 5, 2003. We remain deeply grateful for the steady support and confidence shown us by our shareholders.

The Company faces significant challenges in a number of its larger cost components. Health care costs continue to escalate. We are clearly entering an environment of sustained upward pressure in the cost of energy. The price of steel, as well as the reliability of its supply, will also be contentious. Recently enacted securities legislation will impose a layer of cost unrelated to any corresponding benefit to the Company's fundamental competitiveness. Lastly, customers will demand price concessions.

We will continue to manage our costs methodically, persistently, as usual. Unfortunately, aggressive cost control alone cannot yield enough. More to the point, and more as an expression of our expanding range of technical capabilities, is the manufacture of increasingly compelling product. We have noted many times in past letters the necessity of producing more sophisticated, complex parts which yield higher, more durable margins. Much of our current rough seaworthiness can be traced to our success in this effort to make relatively more critical parts. In concert, we are successfully diversifying our customer base. Most importantly, we rely appreciatively on our inspired organizations, whose individuals respond vigorously to the everyday opportunities and hardships presented by so much emphasis on technical change, adaptation, and innovation. Because of them, we view the Company's prospects confidently.

Thomas ZurSchmiede
President

W. T. ZurSchmiede, Jr.
Chairman

Industry Information

Federal Screw Works is a domestic manufacturer of industrial component parts, consisting of locknuts, bolts, piston pins, studs, bushings, shafts and other machined, cold formed, hardened and/or ground metal parts, all of which constitute a single business segment.

The Company's products are manufactured at several plants and are fabricated from metal rod and bar, which are generally available at competitive prices from multiple sources. Production is in high-volume job lots to the specification of original equipment manufacturers and sold to them for incorporation into their assemblies. The majority of these sales are to manufacturers of automobiles and trucks, with the balance being mainly to manufacturers of nonautomotive durable goods.

Operating Divisions

The Company's industrial component parts are manufactured in seven plants located throughout Michigan. The Company presently employs 422 hourly-rated and salaried personnel. A brief description of each division follows.

The Big Rapids Division in Big Rapids, Michigan, manufactures special high-strength bolts and other cold formed products using boltmakers and headers as primary equipment. Among the items manufactured to both inch and metric specifications are hex head bolts, connecting rod bolts, studs and flange bolts. The 200,000 square foot plant is situated on 25 acres of land, and contains heat treat facilities for hardening in-process parts.

The Romulus Division is housed in a 100,000 square foot plant, on 13 acres of land, in Romulus, Michigan. This division uses nutformers as primary equipment to manufacture special prevailing torque locknuts. Products include locknuts, connecting rod nuts, and other special nut products, in both metric and inch sizes. The plant has its own furnace for heat treating in-process parts.

In February of 1999, the Company began operations in a new 35,000 square foot plant in Traverse City, Michigan. This division manufactures special assemblies for our automotive customers.

The parts produced at the above divisions are sold principally to the automotive market. These parts are mass produced, and most are shipped directly to car assembly plants.

The Novex Tool Division occupies a 19,000 square foot leased facility in Brighton, Michigan. The lease expires in December, 2004. The division manufactures perishable tooling, primarily for the cold heading industry. Approximately thirty percent of its output is consumed by the Company's Big Rapids, Romulus and Traverse City Divisions.

The Chelsea Division is located in Chelsea, Michigan, in a plant having approximately 86,000 square feet. Primary equipment consists of automatic screw machines and rotary index machines capable of making products from 1/16 inch to 2-3/4 inches in diameter. The Chelsea Division fabricates a wide variety of precision parts including piston pins, bushings, fittings, special fasteners, valve components, sleeves, shafts, gear blanks and the like. These parts are generally produced in large volume lots and delivered direct to manufacturers of products such as compressors, automobiles, transmissions and small engines.

In August, 1994, the Company leased a 16,000 square foot facility in Romulus to conduct engineering and manufacturing development activities. This facility, known as the Technical Center, gives the Company sufficient room to try out new primary and secondary equipment, tooling, parts feeding and automation devices, as well as permitting the Company to rebuild recently purchased used equipment.

In June of 2001, the Company began operations in a new 43,000 square foot plant in Boyne City, Michigan. This division manufactures machined products for the refrigeration and automotive industries.

The Company's corporate offices are located at 20229 Nine Mile Road, St. Clair Shores, an eastern suburb of Detroit. The Company occupies 12,000 square feet of space under a ten year lease expiring in 2009 (renewable for two additional periods of five years each).

The Company owns outright all of the above described buildings, land and production facilities except as specifically noted to the contrary. The Company utilizes all of the floor space of these structures. Present facilities are adequate to meet the needs of each respective division.

Selected Financial Data

Years Ended June 30 (Dollars in thousands, except per share data)

	2003	2002	2001	2000	1999
Net sales	$ 95,378	$ 95,496	$105,912	$121,811	$118,610
Cost of products sold	84,555	84,834	93,008	102,808	99,487
Interest expense	211	236	49	69	206
Earnings before federal income taxes	4,905	6,571	6,873	14,693	12,364
Federal income taxes	1,602	2,066	2,230	4,941	4,158
Net earnings	3,303	4,505	4,643	9,752	8,206
Average number of shares of common stock outstanding	1,487,942	1,558,479	1,594,109	1,621,775	1,651,621
Per share of common stock:					
Net earnings	2.22	2.89	2.91	6.01	4.97
Cash dividends	0.92	0.88	1.50	1.47	1.41
Total assets	$103,681	$102,680	$ 99,536	$ 94,220	$ 84,706
Long-term debt	5,680	6,340	6,735	-	2,100

The average shares outstanding and all per share amounts have been adjusted retroactively for the February, 2003, five for four stock split.

Stock Prices

These are the quarterly high and low sale quotations as reported by the National Association of Securities Dealers for the Company's common stock, which is traded on the NASDAQ Small Cap Market under the symbol FSCR.

	2003		2002	
	High	Low	High	Low
1st Quarter	$33.24	$30.76	$28.94	$26.83
2nd Quarter	33.60	31.40	29.39	26.55
3rd Quarter	34.24	32.14	29.40	28.01
4th Quarter	38.00	33.75	32.25	28.80

All per share amounts have been adjusted retroactively for the February, 2003, five for four stock split.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Federal Screw Works reported net sales of $95.4 million in fiscal 2003, which represented a 0.1% decrease from fiscal 2002 sales of $95.5 million. Net sales for fiscal 2002 decreased 9.8% from fiscal 2001 sales of $105.9 million. There were no significant changes in sales in fiscal 2003 from fiscal 2002. The decrease in 2002 was the result of lower demand from our customers.

Gross profits increased slightly to $10.8 million in fiscal 2003, a $0.1 million increase from fiscal 2002. While sales for the year were approximately equal to the previous year, the Company's net earnings exclusive of the special gains from the sale of insurance stocks last year were up 9.8%. The increase of $295,000 is attributable to improved productivity and cost reductions in manufacturing and administrative expense. This occurred despite pressure from most of our customers for price reductions. Fiscal 2002 gross profits decreased 15.1% to $10.7 million compared to the $12.6 million level realized in 2001. This decrease is attributable to the reduction of $10.4 million in net sales.

As a percentage of total sales, the Company expects to gradually ship less to automobile manufacturers and more to Tier One suppliers, reflecting the greater manufacturing responsibilities assumed by Tier One suppliers. At this date, it is impossible to quantify the future effect of this trend and, secondly, to quantify our gradual shift in business from the automobile manufacturers to the major automobile supplier companies.

The Company is dependent upon sales to the two largest U.S. automobile manufacturers, a condition that has existed for over fifty years. Although the Company has purchase orders from such customers, such purchase orders generally provide for supplying the customer's requirements for a particular model or model year rather than for manufacturing a specific quantity of products. The loss of any one of such customers or significant purchase orders could have a material adverse effect on the Company. These customers are also able to exert considerable pressure on component suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. There can be no assurance that the additional costs of increased quality standards, price reductions or additional capabilities required by such customers will not have a material adverse effect on the financial condition or results of operations of the Company.

Three years ago the Company rejoined the DaimlerChrysler supply base after a four year absence. Sales to DaimlerChrysler, although not material, are gradually increasing.

In addition, the Company received orders in fiscal 2003 from several new customers which management believes will result in new business in 2004 and 2005. The receipt of orders for the 2004, 2005 and 2006 model years continues to be encouraging.

Refrigeration sales in fiscal 2003, which approximated 6.0% of total sales, were level with the prior fiscal year. Refrigeration sales in fiscal 2002 decreased to 6.2% of total sales, from 7.2% of total sales in fiscal 2001. As a percentage of growth, refrigeration sales growth historically has been greater than automotive sales growth. This has not been the case for the past four years.

The Company has not been able to increase its business with the Asian and European transplant suppliers in either of the past two fiscal years. Again, outsourcing programs were not a factor in fiscal 2003, which is consistent with fiscal 2002 and 2001. Despite this, the Company believes that these programs will be a source of significant new business in the future.

As a percentage of net sales, selling, general and administrative expenses were 6.1% in fiscal 2003. In fiscal 2002 and fiscal 2001 these expenses were 6.3% and 5.6% of net sales, respectively. Interest expense decreased in fiscal 2003 because of a decrease in short term interest rates under the Company's Revolving Credit and Term Loan Agreement.

Included in Other Income for fiscal 2002 is $2,180,000, which the Company received as a result of the sale of stock acquired in connection with the demutualization of insurance companies. The net after-tax gains from these transactions were $997,000 in the second quarter and $501,000 in the third quarter of fiscal 2002.

Environmental

The Company's management has determined that a material loss resulting from environmental matters is not reasonably possible.

Dividends

Cash dividends declared in fiscal year 2003 were $0.92 per share, $0.04 more than that declared in fiscal 2002 and $0.58 less than that declared in fiscal 2001. The Company declared a 5 for 4 stock split on February 14, 2003, payable as a stock dividend April 1, 2003. The dividend per share amounts have been adjusted to retroactively give effect to the stock split. The Board of Directors, in August 2003, declared a $0.10 per share quarterly dividend, and an extra dividend of $0.30 per share.

Liquidity and Capital Resources

Cash flows from operating activities approximated $11.1 million in fiscal 2003. This compares to $11.7 million in 2002 and $6.8 million in 2001.

Capital expenditures for fiscal 2003 were $5.7 million, primarily related to the purchase of equipment and expansion of facilities in order to improve production efficiencies and enable the Company to meet increased future demand for its products. Capital expenditures in fiscal years 2002 and 2001 were $7.5 million and $12.4 million, respectively. Expenditures for additional equipment during fiscal 2004 are presently expected to approximate $6.0 million, of which $2.9 million had been committed as of June 30, 2003. These future capital expenditures are expected to be financed from cash generated from operations and additional borrowing capacity under the Revolving Credit and Term Loan Agreement.

Net cash used in financing activities was $5.1 million in fiscal 2003. This compares to $4.1 million used in financing activities in fiscal 2002 and $4.1 million provided by financing activities in 2001. Fluctuations in these activities have been influenced principally by borrowings and repayments under the Company's Revolving Credit and Term Loan Agreement.

On October 7, 2002, the Company extended its Revolving Credit and Term Loan Agreement by one year. The expiration date is now October 31, 2005, and is renewable annually for an additional year. Borrowings up to $25 million and capital expenditures of $16 million annually are permitted under the agreement. The Company has the option to convert borrowings under the facility to a term note through October 31, 2005. Payments under the term note, if the conversion option were exercised, would be made quarterly and could extend to October 31, 2007. Therefore, borrowings under the Revolving Credit and Term Loan Agreement, which were $5,680,000 at June 30, 2003, and $6,340,000 at June 30, 2002, are classified as long-term debt.

Working capital at June 30, 2003, amounted to $18,904,000 as compared to working capital of $20,410,000 at June 30, 2002. The decrease resulted primarily from a decrease in inventories. Inventories were reduced to reflect lower demand from our automotive customers and also to reflect the elimination of strike banks required earlier but no longer necessary with the signing of a new four year contract with the employees of our Romulus Division effective February 1, 2003.

Statement of Financial Accounting Standards (SFAS) No. 87 requires recognition of a minimum liability for those pension plans with accumulated benefit obligations in excess of the fair values of plan assets at the Company's measurement date of March 31, 2003. Accordingly, in the fourth quarter of fiscal 2003, the Company recorded a non-cash charge of $5,080,000, after-tax, related to the additional minimum liability for certain underfunded pension plans which increased Accumulated Other Comprehensive Loss in Shareholders' Equity. Pension funding requirements are not affected by the recording of this charge. Further, the charge did not impact net income, and will reverse should the fair value of the pension plans' assets again exceed the accumulated benefit obligations at March 31, 2004. In an effort to increase the plan assets of the qualified pension plans, the Company contributed $2,850,000 to the plans' funding in the fourth quarter of fiscal 2003.

As discussed in Note 6 to the financial statements, effective July 1, 1993, the Company adopted SFAS No. 106. As permitted by the Statement, the Company is amortizing the present value of future health care and life insurance benefits related to employees' past service ($17,967,000 at July 1, 1993) over a period of 20 years. The implementation of this accounting pronouncement has no impact on the Company's cash flows.

Market Risk

The Company's long-term debt is all at current interest rates and, therefore, approximates fair value but is subject to changes in interest rates.

Impact of Inflation and Changing Prices

The Company passes increased costs on to customers, to the extent permitted by competition, by increasing sales prices whenever possible. In fiscal 2003, 2002 and 2001 the Company was unable to pass on cost increases incurred due to competitive pressures. Sales price increases in each of these years were insignificant.

Critical Accounting Policies

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Application of these accounting principles requires the Company's management to make estimates about the future resolution of existing uncertainties. As a result, actual results could differ from these estimates. In preparing these financial statements, management has made its best estimates and judgments of the amounts and disclosures included in the financial statements, giving due regard to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions pertaining to the accounting policies described below.

Adoption of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The Company adopted the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal 2002. As the Company does not have any amounts for goodwill or indefinite lived intangible assets on its balance sheets, the adoption of No. 142 has no effect on the earnings or the financial position of the Company.

Investments and Marketable Securities

The Company accounts for certain of its investments under SFAS No. 115 as securities available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in investment income or loss. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income. The fair value of marketable securities is based on quoted market value.

The Company reviews its investments to determine if the value shows a decline that has been deemed other than temporary. Since June 30, 2001, there has been a broad decline in the public equity markets, including investments held by Federal Screw Works. As a result, for the years ended June 30, 2003 and 2002, Federal Screw Works recorded a loss of $88,000 and $249,000, respectively, on equity investments as a result of declines in the fair market value of certain of its equity investments deemed to be other-than-temporary.

Revenue Recognition

The Company recognizes revenue from product sales when goods are shipped and title has transferred to the customer. For one of its customers, product is shipped to the customer's warehouse and title transfers and revenue is recognized when this customer consumes the goods from its warehouse and notifies us. The annual revenue from this customer represents 1.3% of total sales. An estimated reserve is recorded for anticipated returns and credit memos which will be issued on sales recognized to date. The Company has several product lines, but only one reportable segment. Providing revenues from each product line or each group of product lines is impracticable. The SEC's Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition," provides guidance on the application of accounting principles generally accepted in the United States to selected revenue recognition issues. The Company has concluded its revenue recognition policy is appropriate and in accordance with accounting principles generally accepted in the United States and SAB No. 101.

Allowance for Uncollectible Accounts Receivable

Accounts receivable have been reduced by an allowance for amounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience.

Price Reductions

As of June 30, 2003 and 2002, all customer price reductions have been accounted for, therefore no amounts have been accrued.

Inventories

Inventories are stated at the lower of cost or market. Cost, determined by the last-in, first-out (LIFO) method, was used for certain raw material inventories; $785,000 and $967,000 at June 30, 2003 and 2002, respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories valued on LIFO had been valued at current cost, amounts reported at June 30 would have been increased by $499,000 and $497,000 in fiscal 2003 and 2002, respectively.

Workers' Compensation Reserve

The Company is self insured for workers' compensation claims. Losses are accrued based on an estimate of the ultimate aggregate liability for claims incurred, using certain assumptions based on the Company's experience under this program. At June 30, 2003 and 2002, the Company accrued approximately $809,000 and $1,097,000, respectively, included in Payroll and Employee Benefits. Workers compensation expense was $140,000 in fiscal 2003. This compares to $387,000 in 2002 and $277,000 in 2001. The expense will vary year to year, depending on the number and severity of injuries incurred.

Forward Looking Statements

Certain information in the foregoing "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains "forward looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended, including with respect to expectations for future periods, which are subject to various uncertainties which could cause actual results to differ materially from those in the forward looking statements, including, but not limited to, increased competition; the loss of, or reduction in business with, the Company's principal customers; the impact of additional costs of increased quality standards, price reductions or additional capabilities required by the Company's principal customers; work stoppages, strikes, slowdowns at the Company's facilities and those of its customers; changes in, or cancellation of, orders received for future model years; and adverse changes in economic conditions generally and those in the automotive industry, specifically.

Statements of Operations

Federal Screw Works

	Year Ended June 30		
	2003	**2002**	**2001**
Net sales	$ 95,378,392	$ 95,496,398	$105,911,792
Costs and expenses:			
Cost of products sold	84,554,748	84,834,236	93,277,594
Selling, general and administrative	5,817,075	5,970,997	5,981,751
Interest	210,821	235,885	49,386
Other income	(109,129)	(2,116,115)	(269,925)
	90,473,515	88,925,003	99,038,806
EARNINGS BEFORE FEDERAL INCOME TAXES	4,904,877	6,571,395	6,872,986
Federal income taxes — Note 5:			
Current	854,313	2,210,236	2,450,871
Deferred (credit)	747,687	(144,236)	(220,809)
	1,602,000	2,066,000	2,230,062
NET EARNINGS	3,302,877	$ 4,505,395	$ 4,642,924
Average number of shares outstanding — after adjustments for the five for four stock split.	1,487,942	1,558,479	1,594,109
Net earnings per share — after adjustments for the five for four stock split.	$ 2.22	$ 2.89	$ 2.91

See accompanying notes.

Balance Sheets

Federal Screw Works

	June 30 2003	June 30 2002
Assets		
Current Assets		
Cash	$ 415,797	$ 198,540
Accounts receivable	14,095,869	14,969,850
Inventories — Note 1:		
Finished products	6,619,098	9,266,454
In-process products	6,777,341	6,753,775
Raw materials and supplies	1,175,460	1,506,574
Total inventories	14,571,899	17,526,803
Prepaid expenses and other current accounts	566,626	434,000
Deferred income taxes — Note 5	858,727	815,516
TOTAL CURRENT ASSETS	30,508,918	33,944,709
Other Assets		
Cash value of life insurance - Note 6	5,824,908	5,696,083
Intangible asset - Note 6	1,701,520	96,145
Prepaid pension costs - Note 6	831,827	7,209,849
Miscellaneous	3,700,189	3,004,809
	12,058,444	16,006,886
Property, Plant and Equipment — Notes 3 and 4		
Land	552,150	552,150
Buildings and improvements	14,183,780	14,166,282
Machinery and equipment	107,333,492	102,007,086
	122,069,422	116,725,518
Less accumulated depreciation	(70,175,675)	(63,996,888)
	51,893,747	52,728,630
	$ 94,461,109	$102,680,225

	June 30	
	2003	**2002**
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 4,317,841	$ 5,287,381
Payroll and employee benefits	5,447,283	5,770,297
Dividend payable	145,547	123,425
Federal income taxes	—	479,183
Taxes, other than income taxes	1,599,726	1,804,132
Other accrued liabilities	94,455	70,141
TOTAL CURRENT LIABILITIES	11,604,852	13,534,559
Long-Term Liabilities		
Long-term debt — Note 3	5,680,000	6,340,000
Deferred employee compensation — Note 6	3,208,393	2,807,885
Deferred income taxes — Note 5	543,909	1,867,347
Employee benefits	1,035,452	1,100,307
Postretirement benefits — Note 6	16,346,603	14,834,328
Other liabilities	927,242	891,375
	27,741,599	27,841,242
Stockholders' Equity — Notes 2, and 10		
Common stock, $1 par value, authorized 2,000,000 shares, 1,450,465 shares outstanding in 2003 (1,529,065 in 2002, as restated)	1,450,465	1,529,065
Additional capital	3,269,476	3,269,476
Retained earnings	55,515,392	56,607,942
Accumulated other comprehensive loss	(5,120,675)	(102,059)
	55,114,658	61,304,424
	$94,461,109	$102,680,225

See accompanying notes.

Statements of Stockholders' Equity

Federal Screw Works

Years ended June 30, 2003, 2002 and 2001

	Common Stock	Additional Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
BALANCES AT JULY 1, 2000	$1,041,661	$3,269,476	$54,233,406	$ (8,478)	$58,536,065
Net earnings for the year			4,642,924		4,642,924
Change in unrealized loss on securities available-for-sale net of taxes				(104,136)	(104,136)
Total comprehensive income					4,538,788
Purchase of 5,189 shares	(5,189)		(167,038)		(172,227)
Effect of stock split	260,415		(260,415)		—
Cash dividends declared — $1.50 per share — as restated			(2,446,924)		(2,446,924)
BALANCES AT JUNE 30, 2001	1,296,887	3,269,476	56,001,953	(112,614)	60,455,702
Net earnings for the year			4,505,395		4,505,395
Change in unrealized gain on securities available-for-sale, net of taxes				10,555	10,555
Total comprehensive income					4,515,950
Purchase of 62,794 shares	(62,794)		(2,201,970)		(2,264,764)
Cash dividends declared — $0.88 per share — as restated			(1,402,464)		(1,402,464)
BALANCES AT JUNE 30, 2002	1,234,093	3,269,476	56,902,914	(102,059)	61,304,424
Net earnings for the year			3,302,877		3,302,877
Change in unrealized gain on securities available-for-sale, net of taxes				61,615	61,615
Minimum pension liability, net of $2,502,203 tax effect				(5,080,231)	(5,080,231)
Total comprehensive loss					(1,715,739)
Purchase of 78,600 shares	(78,600)		(3,003,440)		(3,082,040)
Effect of stock split	294,972		(294,972)		—
Cash dividends declared — $0.92 per share — as restated			(1,391,987)		(1,391,987)
BALANCES AT JUNE 30, 2003	$1,450,465	$3,269,476	$55,515,392	$(5,120,675)	$55,114,658

( ) Denotes deduction.
See accompanying notes.

Statements of Cash Flows

Federal Screw Works

	Year Ended June 30		
	2003	2002	2001
OPERATING ACTIVITIES			
Net earnings	$ 3,302,877	$4,505,395	$4,642,924
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	6,548,170	5,933,491	5,131,266
Increase in cash value of life insurance	(128,825)	(130,278)	(130,364)
Change in deferred income taxes	(1,366,649)	(142,671)	(274,115)
Employee benefits	1,447,420	1,569,226	1,643,468
Loss on sale of equipment	8,599	17,797	-
Deferred retirement benefits and other	(504,973)	325,509	135,732
Changes in operating assets and liabilities:			
Accounts receivable	873,981	(1,144,164)	3,132,566
Inventories, and prepaid expenses	2,822,278	(211,788)	(2,341,591)
Accounts payable and accrued expenses	(1,929,708)	977,802	(5,101,130)
NET CASH PROVIDED BY OPERATING ACTIVITIES	11,073,170	11,700,319	6,838,756
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(5,721,886)	(7,541,710)	(12,404,868)
Proceeds from sale of property, plant and equipment	—	4,600	6,229
NET CASH USED IN INVESTING ACTIVITIES	(5,721,886)	(7,537,110)	(12,398,639)
FINANCING ACTIVITIES			
Additional borrowings (principal repayments) under bank credit agreement, net	(660,000)	(395,000)	6,735,000
Purchases of common stock	(3,082,040)	(2,264,764)	(172,228)
Dividends paid	(1,391,987)	(1,402,464)	(2,446,924)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(5,134,027)	(4,062,228)	4,115,848
INCREASE (DECREASE) IN CASH	217,257	100,981	(1,444,035)
Cash at beginning of year	198,540	97,559	1,541,594
CASH AT END OF YEAR	$ 415,797	$ 198,540	$ 97,559

See accompanying notes.

Description of Business: Federal Screw Works was founded in 1917 and is a domestic manufacturer of industrial component parts, consisting of locknuts, bolts, piston pins, studs, bushings, shafts and other machined and/or ground metal parts, all of which constitute a single business segment. The Company's fiscal year end is June 30.

Note 1 — Significant Accounting Policies

Inventories: Inventories are stated at the lower of cost or market. Cost, determined by the last-in, first-out (LIFO) method, was used for certain raw material inventories, $785,000 and $967,000 at June 30, 2003 and 2002, respectively. The remaining inventories are costed using the first-in, first-out (FIFO) method. If inventories valued on LIFO had been valued at current cost, amounts reported at June 30 would have been increased by $499,000 and $497,000 in 2003 and 2002, respectively.

Property, Plant and Equipment: Property, plant and equipment are stated at cost, which includes the cost of interest which is capitalized during construction of significant additions. Provisions for depreciation are based upon the estimated useful lives of the respective assets and are computed by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes.

Investments: In accordance with Statement of Financial Accounting Standards No. 115 ("FASB 115") the Company has classified all investments as "available for sale" because they are freely tradable. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity net of applicable income taxes. Realized gains and losses and declines in value deemed to be other-than-temporary on available-for-sale securities are included in other income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Revenue Recognition: The Company recognizes revenue when goods are shipped to the customer and title has transferred.

Accounts Receivable: Accounts receivable has been reduced by an allowance for amounts that may become uncollectible in the future. This estimated provision is based on management's periodic evaluation and other pertinent factors including the financial condition of the customer.

Other Income: Included in other income for the year ended June 30, 2002 is $2,180,000 as a result of the sale of stock acquired in connection with the demutualization of insurance companies.

Fair Value of Financial Instruments: At June 30, 2003, the carrying amounts reported in the balance sheets for cash, accounts receivable, accounts payable, debt and investments approximate fair value.

Reclassification: Certain items in the prior year financial statements have been reclassified to conform to the presentation used in 2003.

Net Income Per Common Share: Net income per common share is based on the weighted average number of common shares outstanding of 1,487,942 in 2003, 1,558,479 in 2002, as restated, and 1,594,109, as restated in 2001.

Note 2 — Marketable Securities

The Company has invested approximately $3,532,000 and $2,850,000 as of June 30, 2003 and 2002, respectively, which has been designated for payment of certain liabilities related to deferred compensation plans. These amounts were recorded in miscellaneous assets within the balance sheet. The fair value of approximately $1,380,000, $1,086,000, and $1,066,000 of the Company's investments were held in equity securities, debt securities, and short-term investments, respectively, as of June 30, 2003. Approximately $1,161,000, $961,000 and $728,000 of the Company's investments were held in equity securities, debt securities, and short-term investments, respectively, as of June 30, 2002. Debt securities were scheduled to mature beginning in December 2005 and ending in November 2012.

For the years ended June 30, 2003 and 2002, the Company recorded a current unrealized gain of $62,000 (net of $32,000 tax effect) and $11,000 (net of $5,000 tax effect), respectively, from its equity investments, which is reflected in the shareholders' equity section of the balance sheet in accordance with SFAS No. 115. The balance of the unrecognized loss at June 30, 2003 and 2002 was $40,000 and $102,000, respectively.

Management continually evaluates whether changes in the value of such investments should be considered to be other-than-temporary. Since June 30, 2001, there has been a broad decline in the public equity markets, including investments held by Federal Screw Works. As a result, for the years ended June 30, 2003 and 2002, Federal Screw Works recorded a loss of $88,000 and $249,000, respectively, on equity investments as a result of declines in the fair market value of certain of its equity investments deemed to be other-than-temporary.

Note 3 — Debt

Long-term debt at June 30 consists of the following:

	2003	2002
Revolving credit note payable to bank	$5,680,000	$6,340,000
Less current maturities	0	0
	$5,680,000	$6,340,000

The Company has a $25,000,000 revolving credit and term loan agreement with a bank. The Company has the option to convert borrowings thereunder (classified as long-term debt) to a term note through October 31, 2005, the expiration date of the agreement. Payments under the term note, if the conversion option is exercised, would be made quarterly commencing three months following conversion until maturity of the term note on October 31, 2007. Interest (2.4375% at June 30, 2003) on outstanding borrowings is determined based on the prime rate, or at the Company's option, an alternative variable market rate. The Company also pays a commitment fee of 3/8% on the unused portion of the revolving credit.

The Company is in compliance with covenants of the revolving credit and term loan agreement including the requirements to meet certain financial ratios.

Interest paid by the Company during fiscal 2003, fiscal 2002 and fiscal 2001 aggregated $245,000, $353,000, and $372,000, respectively. Interest capitalized into property, plant and equipment in fiscal 2003 and 2002 was $73,000 and $169,000, respectively.

Note 4 — Leases and Other Commitments

At June 30, 2003, the aggregate minimum rental commitments for various noncancelable operating leases with initial terms of one year or more are as follows:

Year ending June 30	Operating Leases
2004	$ 877,000
2005	609,000
2006	440,000
2007	357,000
2008	289,000
Thereafter	134,000
Total minimum lease payments	$2,706,000

Total rent expense was $1,181,000 in fiscal 2003, $1,190,000 in fiscal 2002, and $1,137,000 in fiscal 2001.

Costs committed to complete the expansion of existing plant facilities and the purchase of machinery and equipment approximated $2,877,000 at June 30, 2003.

Note 5 — Federal Income Taxes

A reconciliation of the federal income tax provision to the amount computed by applying the applicable statutory federal income tax rate (34% in 2003, 2002, and 2001) to earnings before federal income taxes follows:

	2003	2002	2001
Computed amount	$1,668,000	$2,233,000	$2,337,000
Life insurance policies	(73,000)	(78,000)	(82,000)
Other	7,000	(89,000)	(25,000)
Total federal income tax provision	$1,602,000	$2,066,000	$2,230,000

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of June 30, 2003 and 2002 are as follows:

	2003	2002
Deferred tax liabilities:		
Accelerated tax depreciation	$7,241,000	$5,969,000
Other	112,000	32,000
Total deferred tax liabilities	7,353,000	6,001,000

	2003	2002
Deferred tax assets:		
Employee benefits	4,766,000	4,729,000
Minimum pension liability	2,502,000	—
Inventories	400,000	220,000
Total deferred tax assets	7,668,000	4,949,000
Net deferred tax (assets) liabilities	$ (315,000)	$1,052,000

Income taxes paid by the Company during fiscal 2003, 2002, and 2001 totalled $985,000, $1,755,000 and $2,585,000, respectively.

Note 6 — Employee Benefit Plans

The Company sponsors three defined benefit pension plans covering substantially all employees. Benefits under two of the plans are based on negotiated rates times years of service. Under the remaining plan, benefits are based on compensation during the years immediately preceding retirement and years of service. It is the Company's policy to make contributions to these plans sufficient to meet minimum funding requirements of the applicable laws and regulations, plus such additional amounts, if any, as the Company's actuarial consultants advise to be appropriate.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The benefits are provided through certain insurance companies.

The Company uses a measurement date of March 31 and June 30 for purposes of valuing its obligations related to pension benefits and postretirement benefits, respectively. The following tables set forth the plans' funded status at the 2003 and 2002 measurement dates:

Changes in benefit obligation are:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Benefit obligation at beginning of year	$26,125,000	$25,142,000	$21,805,000	$21,992,000
Service cost	745,000	749,000	482,000	490,000
Interest cost	1,844,000	1,773,000	1,475,000	1,543,000
Plan amendments	53,000	135,000	(430,000)	—
Actuarial (gain)/loss	2,816,000	(419,000)	4,688,000	(794,000)
Benefits paid	(1,757,000)	(1,255,000)	(1,234,000)	(1,426,000)
Curtailments	11,000	—	—	—
Special termination benefits	16,000	—	—	—
Benefit obligation at end of year	$29,853,000	$26,125,000	$26,786,000	$21,805,000

Changes in plan assets are:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Fair value of assets at beginning of year	$26,507,000	$25,866,000	$ —	$ —
Actual return on assets	(913,000)	936,000	—	—
Employer contributions	1,357,000	960,000	—	—
Benefits paid	(1,757,000)	(1,255,000)	—	—
Fair value of assets at measurement date	$25,194,000	$26,507,000	—	—

Funded status of the plans are:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Funded status at measurement date (underfunded)	$(4,659,000)	$ 383,000	$(26,786,000)	$(21,805,000)
Unrecognized transition (asset) /obligation	(119,000)	(233,000)	8,554,000	9,882,000
Unrecognized prior service cost	1,471,000	1,841,000	—	—
Unrecognized net (gain)/loss	10,340,000	4,692,000	2,040,000	(2,742,000)
Employer contributions paid between measurement date and fiscal year-end	2,853,000	527,000	—	—
Prepaid/(accrued) benefit cost	$ 9,886,000	$7,210,000	$(16,192,000)	$(14,665,000)

Amounts recognized in the statement of financial position:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Pension asset	$ 832,000	$ 7,210,000	—	—
Accrued benefit cost	—	—	$(16,192,000)	$(14,665,000)
Intangible asset	1,472,000	—	—	—
Accumulated other comprehensive loss (net of tax)	5,080,000	—	—	—
Deferred income taxes	2,502,000	—	—	—
Net amount recognized	$ 9,886,000	$ 7,210,000	$(16,192,000)	$(14,665,000)

The Company recorded an additional minimum pension liability of $9,054,000 as of June 30, 2003 representing the amount required to bring the Company's recorded pension liability to equal the excess of the accumulated benefit obligation over fair value of plan assets for the applicable plans. An intangible pension asset of $1,472,000 as of June 30, 2003 was recorded to the extent of the plans' unrecognized prior service cost. The difference between the additional minimum pension liability and intangible pension asset was included as other comprehensive loss of $5,080,000 less income tax benefit of $2,502,000 for the year ended June 30, 2003.

In accounting for pension plans, the Company used a discount rate of 6.50% in 2003 and 7.25% in 2002, a 5% rate of increase in compensation, and an 8% expected rate of return on assets. Plan assets for these plans consist principally of fixed income instruments, equity securities, and participation in insurance company contracts. One of the plans also includes 15,156 shares of Federal Screw Works common stock which had a market value of $550,163 at June 30, 2003.

The weighted average discount rate used in determining the accumulated post retirement benefit obligation was 6.0% and 7.25% at June 30, 2003 and 2002, respectively.

Assumed health care cost inflation is based on an initial rate of 11.0% decreasing to an ultimate rate of 5.5% in 2013. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of June 30, 2003 and 2002 by $2,888,000 and $2,302,000, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended June 30, 2003, 2002 and 2001 by $247,000, $256,000 and $271,000, respectively.

The components of net periodic benefit cost are as follows:

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Service cost	$ 745,000	$ 749,000	$ 777,000	$ 482,000	$ 490,000	$ 531,000
Interest cost	1,844,000	1,773,000	1,765,000	1,475,000	1,543,000	1,525,000
Expected return on assets	(2,104,000)	(2,043,000)	(2,069,000)	—	—	—
Amortization of transition obligation	(114,000)	166,000	166,000	898,000	898,000	898,000
Amortization of prior service cost	242,000	197,000	197,000	—	—	—
Amortization of unrecognized net (gain)/loss	185,000	132,000	80,000	(94,000)	—	—
Net periodic benefit cost	$ 798,000	$ 974,000	$ 916,000	$2,761,000	$2,931,000	$2,954,000

The Company sponsors a supplemental executive retirement plan, which covers certain executives of the Company. The net periodic pension expense for the plan was $722,000, $807,000, and $771,00 in fiscal 2003, 2002, and 2001, respectively. The actuarial present value of vested benefit obligations approximated $3,009,000 at June 30, 2003 and $2,607,000 at June 30, 2002, respectively. The Company had invested $2,898,000 and $2,329,000 as of June 30, 2003 and 2002, respectively, to cover obligations of the plan.

The Company sponsors a retirement plan for directors who are not employees of the Company. The net periodic pension expense for the plan was $36,000 in fiscal 2003, $41,000 in fiscal 2002, and $47,000 in fiscal 2001. The actuarial present value of vested benefit obligations approximated $968,000 at June 30, 2003 and $932,000 at June 30, 2002. The Company had invested $657,000 and $520,000 as of June 30, 2003 and 2002, respectively, to cover obligations of the plan.

Note 7 — Industry Information

Approximately 93% of the Company's net sales in fiscal 2003, 91% in fiscal 2002 and 85% in fiscal 2001 were made either directly or indirectly to automotive companies.

Customers comprising 10% or greater of the Company's net sales are summarized as follows:

	2003	2002	2001
Ford Motor Company	34%	35%	37%
TRW Automotive	14%	11%	8%
General Motors Corporation	12	13%	15%
All Others	40%	41%	40%
	100%	100%	100%

Approximately 19% of the Company's sales are to Canadian customers. All sales terms provide for payment in U.S. dollars.

The Company operates in one reportable segment, and has not disclosed revenues by product line or groups of similar product lines, as it is impracticable to do so.

Note 8 — Litigation

The Company is involved in various legal actions arising in the normal course of business. Management, after taking into consideration legal counsel's evaluation of such actions, is of the opinion that their outcome will not have a significant effect on the Company's financial statements.

Note 9 — Stock Dividend

The Company declared a 5 for 4 stock split on February 14, 2003, payable as a stock dividend April 1, 2003. All per share amounts have been adjusted to retroactively give effect to the stock split.

Note 10 — Comprehensive Income (Loss)

The components of comprehensive income (loss) are as follows:

	2003	2002	2001
Net earnings	$ 3,302,877	$4,505,395	$4,642,924
Unrealized gains (losses) on securities available-for-sale, net of taxes	61,615	10,555	(104,136)
Minimum pension liability, net of taxes	(5,080,231)	—	—
Total comprehensive income (loss)	$(1,715,739)	$4,515,950	$4,538,788

The components of accumulated comprehensive loss are as follows:

	2003	2002
Unrealized loss on securities available-for-sale, net of taxes	$ 40,444	$102,059
Minimum pension liability, net of taxes	5,080,231	—
Accumulated other comprehensive loss	$5,120,675	$102,059

Note 11 — Quarterly Operating Results (Unaudited, dollars in thousands, except per share data)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	For the Year
2003					
Net sales	$23,180	$22,990	$25,146	$24,062	$95,378
Gross profit	2,362	1,800	3,147	3,514	10,823
Net earnings	461	122	908	1,812	3,303
Net earnings per share	0.31	0.08	0.61	1.22	2.22
Cash dividends per share	0.64	0.08	0.10	0.10	0.92
2002					
Net sales	$21,518	$22,243	$24,910	$26,825	$95,496
Gross profit	1,421	1,027	3,653	4,561	10,662
Net earnings	37	442	1,621	2,405	4,505
Net earnings per share	0.02	0.29	1.04	1.54	2.89
Cash dividends per share	0.64	0.08	0.08	0.08	0.88

Net earnings for the fourth quarter of 2003 and 2002 were favorably affected by year end adjustments, principally inventory ($360,766, net of tax, or $0.24 per share and $720,969, net of tax, or $0.46 per share, respectively). All per share amounts have been adjusted retroactively for the February, 2003, five for four stock split.

Report of Ernst & Young, LLP Independent Auditors

Board of Directors

Federal Screw Works

We have audited the accompanying balance sheets of Federal Screw Works as of June 30, 2003 and 2002, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Federal Screw Works at June 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Detroit, Michigan

August 6, 2003

Five Year Summary

Federal Screw Works

Five Years Ended June 30	2003	2002	2001	2000	1999
Operations (in thousands)					
Net sales	$ 95,378	$ 95,496	$105,912	$121,811	$118,610
Earnings before federal income taxes	4,905	6,571	6,873	14,693	12,364
Federal income taxes	1,602	2,066	2,230	4,941	4,158
Net earnings	3,303	4,505	4,643	9,752	8,206
Depreciation and amortization	6,548	5,933	5,131	4,913	4,623
Capital expenditures	5,722	7,542	12,405	9,978	7,779
Cash dividends declared	1,392	1,402	2,447	2,467	2,390
Per share data					
Net earnings	$ 2.22	$ 2.89	$ 2.91	$ 6.01	$ 4.97
Cash dividends declared	0.92	0.88	1.50	1.47	1.41
Book value	37.04	39.34	37.92	36.09	31.56
Market price range					
High	38.00	32.25	34.40	34.56	37.12
Low	30.76	26.55	25.76	24.96	28.16
Return data					
Net earnings on net sales	3.5%	4.7%	4.4%	8.0%	6.9%
Net earnings on stockholders' equity	6.0%	7.3%	7.7%	16.7%	15.7%
Financial position at June 30 (in thousands)					
Working capital (net current assets)	$ 18,904	$ 20,410	$ 19,861	$ 17,205	$ 16,657
Other assets	12,058	16,007	15,975	15,481	11,647
Property, plant and equipment (net)	51,894	52,729	51,143	43,876	40,920
Total assets less current liabilities	82,856	89,146	86,979	76,562	69,224
Less:					
Long-term debt	5,680	6,340	6,735	-	2,100
Unfunded pension obligation	-	-	-	-	95
Deferred employee compensation	3,208	2,808	2,633	2,076	1,226
Deferred taxes	544	1,868	1,940	2,425	2,006
Employee benefits	1,035	1,100	1,021	975	1,081
Postretirement benefits	16,347	14,835	13,344	11,747	9,865
Other liabilities	927	891	850	803	723
Stockholders' equity (net assets)	$ 55,115	$ 61,304	$ 60,456	$ 58,536	$ 52,128
Other					
Number of employees	422	443	478	474	523
Approximate number of stockholders	737	764	891	377	410
Average shares outstanding	1,487,942	1,558,479	1,594,109	1,621,775	1,651,621

The average shares outstanding and all per share amounts have been adjusted for both the February, 2003, and the December, 2000, five for four stock splits.

Federal Screw Works
20229 Nine Mile Road
St. Clair Shores, Michigan 48080